UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 07 March 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS LIMITED AND
MAJOR SUBSIDIARIES.

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr PA Schmidt, a director of
Gold Fields Limited, Mr KFL Moabelo, a director of a major
subsidiary Gold Fields Operations, Mr R Weston, a director of a major subsidiary Gold Fields Australasia Limited, and Ms TL
Harmse, Company Secretary of Gold Fields Limited, sold all or some of their shares which were awarded to them in terms of The
Gold Fields Limited 2005 Share Plan and the Gold Fields Limited
2012 Plan, as amended.

PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the
Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 300% of the conditional award

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.

Details of the transactions are set out below:

PA Schmidt
Nature of transaction
On market sale of shares in terms of
the above 2005 scheme
Transaction Date 05 March 2014
Number of Shares
37,510
Class of Security Ordinary Shares
Market Price per Share
R40.5889
Total Value R1,522,489.64
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
KFL Moabelo
Nature of transaction
On market sale of shares in terms of
the above 2005 scheme

Transaction Date
05 March 2014
Number of Shares 6,414
Class of Security Ordinary Shares
Market Price per Share R40.5889
Total Value R260,337.20
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
KFL Moabelo
Nature of transaction
Off market acquisition of shares in
terms of the above 2005 scheme
Transaction Date 05 March 2014
Number of Shares
8,859
Class of Security Ordinary Shares
Market Price per Share R41.0241
Total Value R363,432.50
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
R Weston
Nature of transaction
On market sale of shares in terms of
the above 2005 scheme
Transaction Date 05 March 2014
Number of Shares 23,990
Class of Security Ordinary Shares
Market Price per Share R40.5889
Total Value R973,727.71
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
R Weston
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 05 March 2014
Number of Shares 13,391
Class of Security Ordinary Shares
Market Price per Share R40.5889
Total Value R543,525.96
Vesting Period
Bonus shares vest in equal parts on
12 months and 18 months of the Grant
Date
Nature of interest Direct and Beneficial

TL Harmse
Nature of transaction
On market sale of shares in terms of
the above 2005 scheme
Transaction Date
05 March 2014
Number of Shares
1,522
Class of Security
Ordinary Shares
Market Price per Share R40.5889
Total Value
R61,776.30
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

TL Harmse
Nature of transaction
Off market acquisition of shares in
terms of the above 2005 scheme
Transaction Date 05 March 2014
Number of Shares 2,102
Class of Security Ordinary Shares
Market Price per Share
R41.0241
Total Value
R86,232.66
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

06 March 2014
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 07 March 2014
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer